January 19, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (770) 829-8224

Mr. James G. Kelly
Chief Financial Officer
Global Payments, Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA  30328-3495

      Re:	Global Payments, Inc.
      Form 10-K for the year ended May 31, 2005
      Filed August 15, 2005
      File No. 001-16111

Dear Mr. Kelly:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Application of Critical Accounting Policies
Reserve for Operating Losses, pages 27 - 28

1. Your critical accounting estimate disclosure should supplement, not duplicate, the description of accounting policies already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality of the information regarding financial condition and operating performance as well as the variability that is reasonably likely to result from applying the accounting policy over time. Please expand your disclosure in future filings to disclose your known historical losses and processing volume used in developing an estimate of your operating losses and qualitatively and quantitatively discuss how a change in these assumptions could impact your financial statements. Please show us how you will revise your disclosure in response to this comment. Refer to SEC Release 33-8350.

Financial Statements and Notes
Note 1, Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, pages 38-39

2. Please tell us how you considered all of the factors in paragraph
11 of SFAS 142 in determining that your DolEx trademark intangible asset has an indefinite life. In this regard please also describe any legal, regulatory, contractual, competitive, economic or other factors associated with this intangible asset and how you considered whether any of these factors limit the useful life of the intangible asset. Finally, please tell us how you determined the fair value including the assumptions and methodology used supporting the value assigned to this intangible asset.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. James G. Kelly
Global Payments, Inc.
January 19, 2006
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